Exhibit A

CERAGON NETWORKS REPORTS 2022 THIRD QUARTER
FINANCIAL RESULTS

Q3 2022 Financial Highlights:

•	Revenues of $78.6 million
•	Gross margin of 35.3% on a GAAP basis, or 35.5% on a non-GAAP basis
•	Operating Income of $1.3 million on a GAAP basis, or $6.4 million on a non-GAAP basis
•	EPS of $(0.01) per diluted share on a GAAP basis, or $0.05 per diluted share on a non-GAAP basis

Q3 2022 Business Highlights:

•	Record quarter in terms of bookings, the highest since the beginning of 2017, mainly from India and North America
•	North America: Exceptionally strong quarter in terms of bookings and revenue; large long-standing customer becomes the Company’s second customer above 10%.
•	India: Strong bookings; strongest region in terms of revenues; first orders for E-band and vendor agnostic multi band product
•	APAC: A large multi-year contract signed with a leading Tier 1 Pacific Rim operator, valued at a potential of over $44 million over 3 years

Rosh Ha’ain, Israel, November 7, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Company”, “Ceragon”, “we”, “us”, or “our”), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the third quarter ended September 30, 2022.

Doron Arazi, Ceragon’s CEO, commented: “I’m pleased to report that in the third quarter of 2022, we achieved substantial success in key areas of our business, and made progress on our long-term strategy. Our bookings continued to reach record levels, including growing bookings in North America which are expected to yield high margins. Our focus on fulfillment led to growth in our third quarter revenues coupled with high gross margins.  We continue to focus on the conversion of our high backlog to fulfill the growing demand from our customers.

In parallel, we continue to see 5G network build-out pipelines, with CSPs and private networks both looking for cost-effective technologies for network upgrades and expanded services. Although the macro economy is unstable and risks associated with component shortages still exist, we are more confident with our long-term strategy and continue with its execution to capitalize on the opportunities ahead.”

Primary Third Quarter 2022 Financial Results:

Revenues were $78.6 million, up 3.3% from $76.1 million in Q3 2021 and up 11.2% from $70.7 million in Q2 2022.

Gross profit was $27.8 million, giving us a gross margin of 35.3%, compared with a gross margin of 30.9% in Q3 2021 and 30.3% in Q2 2022. Our improved gross margin in Q3 as compared to Q2 of this year is primarily due to the fulfillment of orders with better margins mainly in North America, strong software upgrade sales, and to a lesser extent a reduction in shipping costs.

Operating income (loss) was $1.3 million compared with $2.9 million for Q3 2021 and $(0.3) million for Q2 2022. Operating income was negatively impacted by a $4.0 million one-time other operating expenses related to hostile attempt.

Net income (loss) was $(0.9) million, or $(0.01) per diluted share compared with $0.3 million, or $0.00 per diluted share for Q3 2021 and $(1.5) million, or $(0.02) per diluted share for Q2 2022.

Non-GAAP results were as follows: gross margin was 35.5%, operating profit was $6.4 million, and net income was $4.1 million, or $0.05 per diluted share.

Cash and cash equivalents were $26.0 million at September 30, 2022, compared to $23.6 million at June 30, 2022.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q3 2022
India	28%
North America	27%
Latin America	17%
Europe	13%
APAC	10%
Africa	5%

Outlook

Given only a slight improvement in supply chain issues, which continue to impact our ability to convert our strong backlog into revenues, we now expect to finish the year with a revenue range of $296 - $304 million. Our revenues within the new range will primarily be affected by a recent policy change by one of our leading customers regarding equipment receipt prior to year-end. We expect that any portion which will not be delivered to this customer in Q4 2022 will be delivered in Q1 2023.

Our 2023 revenue guidance of $325 - $345 million remains unchanged.

Our guidance is subject to potential upsides and downsides as we continue to address the supply chain challenges facing the industry.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question and answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any future actions that may be taken by Aviat Networks Inc., other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine; risks relating to potential uprise or additional outbreack of the COVID-19 pandemic and the effcts on the global economy and markets and on us and on the markets in which we operate associated therewith; the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Revenues	$78,649	$76,115	$219,642	$213,006
Cost of revenues	50,861	52,600	151,111	147,460

Gross profit	27,788	23,515	68,531	65,546

Operating expenses:
Research and development, net	7,318	6,713	21,610	21,678
Sales and Marketing	8,663	8,550	26,797	24,483
General and administrative	6,571	5,316	16,469	15,606
Other operating expenses (*)	3,971	-	3,971	-

Total operating expenses	$26,523	$20,579	$68,847	$61,767

Operating income (loss)	1,265	2,936	(316)	3,779

Financial expenses and others, net	1,778	2,375	3,294	5,228

Income (loss) before taxes	(513)	561	(3,610)	(1,449)

Taxes on income	350	295	1,061	1,167

Net income (loss)	$(863)	$266	$(4,671)	$(2,616)

Basic net income (loss) per share	$(0.01)	$0.00	$(0.06)	$(0.03)

Diluted net income (loss) per share	$(0.01)	$0.00	$(0.06)	$(0.03)

Weighted average number of shares used in computing basic net income (loss) per share	84,200,177	83,717,482	84,060,674	83,245,798

Weighted average number of shares used in computing diluted net income (loss) per share	84,200,177	84,636,726	84,060,674	83,245,798

(*) Hostile attempt related costs.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,964	$17,079
Trade receivables, net	109,969	107,826
Other accounts receivable and prepaid expenses	16,573	17,179
Inventories	64,227	61,398

Total current assets	216,733	203,482

NON-CURRENT ASSETS:
Trade receivables, net	5,902	10,484
Severance pay and pension fund	4,969	5,648
Property and equipment, net	30,160	29,383
Operating lease right-of-use assets	18,340	20,233
Intangible assets, net	7,380	6,274
Other non-current assets	18,852	17,059

Total non-current assets	85,603	89,081

Total assets	$302,336	$292,563

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$72,076	$69,436
Deferred revenues	3,499	3,384
Short-term loans	29,900	14,800
Operating lease liabilities	3,795	4,359
Other accounts payable and accrued expenses	24,128	23,704

Total current liabilities	133,398	115,683

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,401	10,799
Deferred revenues	10,895	9,275
Other long-term payables	2,436	2,445
Operating lease liabilities	13,449	17,210

Total long-term liabilities	36,181	39,729

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	431,256	428,244
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(12,242)	(9,507)
Accumulated deficits	(266,390)	(261,719)

Total shareholders' equity	132,757	137,151

Total liabilities and shareholders' equity	$302,336	$292,563

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flow from operating activities:
Net income (loss)	$(863)	$266	$(4,671)	$(2,616)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,643	2,959	8,418	8,788
Loss from sale of property and equipment, net	-	6	20	73
Stock-based compensation expense	1,167	1,034	2,602	1,671
Increase (decrease) in accrued severance pay and pensions, net	(321)	220	(690)	(284)
Decrease (increase) in trade receivables, net	6,659	(2,825)	2,486	(2,588)
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	1,297	(1,848)	(1,759)	(7,720)
Decrease in operating lease right-of-use assets	853	945	2,726	3,393
Increase in inventory, net of write off	(3,759)	(1,389)	(3,310)	(3,435)
Increase in deferred tax asset, net	-	(139)	-	(264)
Increase (decrease) in trade payables	1,834	(2,402)	3,173	(265)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(258)	3,460	(1,964)	(186)
Decrease in operating lease liability	(1,087)	(843)	(5,158)	(3,042)
Increase (decrease) in deferred revenues	432	(111)	1,735	1,196
Net cash provided by (used in) operating activities	$8,597	$(667)	$3,608	$(5,279)
Cash flow from investing activities:
Purchase of property and equipment, net	(3,664)	(2,316)	(9,032)	(6,247)
Proceeds from sale of property and equipment, net	-	-	-	200
Purchase of intangible assets	(823)	(20)	(1,260)	(20)
Net cash used in investing activities	$(4,487)	$(2,336)	$(10,292)	$(6,067)

Cash flow from financing activities:
Proceeds from exercise of options	297	730	410	4,688
Proceeds from (repayment of) bank credits and loans, net	(2,000)	900	15,100	6,900
Net cash provided by (used in) financing activities	$(1,703)	$1,630	$15,510	$11,588

Translation adjustments on cash and cash equivalents	$(35)	$(62)	$59	$(108)
Increase (decrease) in cash and cash equivalents	$2,372	$(1,435)	$8,885	$134
Cash and cash equivalents at the beginning of the period	23,592	28,670	17,079	27,101
Cash and cash equivalents at the end of the period	$25,964	$27,235	$25,964	$27,235

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

GAAP cost of revenues	$50,861	$52,600	$151,111	$147,460
Stock based compensation expenses	(161)	(89)	(418)	(160)
Paycheck protection program	-	-	-	306
Changes in indirect tax positions	(1)	(2)	(2)	(5)
Non-GAAP cost of revenues	$50,699	$52,509	$150,691	$147,601

GAAP gross profit	$27,788	$23,515	$68,531	$65,546
Gross profit adjustments	162	91	420	(141)
Non-GAAP gross profit	$27,950	$23,606	$68,951	$65,405

GAAP Research and development expenses	$7,318	$6,713	$21,610	$21,678
Stock based compensation expenses	(168)	(73)	(188)	(186)
Non-GAAP Research and development expenses	$7,150	$6,640	$21,422	$21,492

GAAP Sales and Marketing expenses	$8,663	$8,550	$26,797	$24,483
Stock based compensation expenses	(383)	(201)	(962)	(355)
Paycheck protection program	-	-	-	673
Non-GAAP Sales and Marketing expenses	$8,280	$8,349	$25,835	$24,801

GAAP General and Administrative expenses	$6,571	$5,316	$16,469	$15,606
Retired CEO compensation	-	-	96	(810)
Stock based compensation expenses	(455)	(671)	(1,034)	(970)
Non-GAAP General and Administrative expenses	$6,116	$4,645	$15,531	$13,826

GAAP Other operating expenses	3,971	-	3,971	-
Hostile attempt related costs	(3,971)	-	(3,971)	-
Non-GAAP Other operating expenses	$-	$-	$-	$-

GAAP operating income (loss)	$1,265	$2,936	$(316)	$3,779
Stock based compensation expenses	1,167	1,034	2,602	1,671
Changes in indirect tax positions	1	2	2	5
Retired CEO compensation	-	-	(96)	810
Paycheck protection program	-	-	-	(979)
Hostile attempt related costs	3,971	-	3,971	-
Non-GAAP operating income (loss)	$6,404	$3,972	$6,163	$5,286

GAAP financial expenses and others, net	$1,778	$2,375	$3,294	$5,228
Leases – financial income (expenses)	233	(102)	2,432	(351)
Non-GAAP financial expenses and others, net	$2,011	$2,273	$5,726	$4,877

GAAP Tax expenses	$350	$295	$1,061	$1,167
Non cash tax adjustments	(81)	53	(427)	(52)
Non-GAAP Tax expenses	$269	$348	$634	$1,115

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

GAAP net income (loss)	$(863)	$266	$(4,671)	$(2,616)
Stock based compensation Expenses	1,167	1,034	2,602	1,671
Changes in indirect tax positions	1	2	2	5
Leases – financial expenses (income)	(233)	102	(2,432)	351
Paycheck protection program	-	-	-	(979)
Retired CEO compensation	-	-	(96)	810
Hostile attempt related costs	3,971	-	3,971	-
Non-cash tax adjustments	81	(53)	427	52
Non-GAAP net income (loss)	$4,124	$1,351	$(197)	$(706)

GAAP basic net income (loss) per share	$(0.01)	$0.00	$(0.06)	$(0.03)

GAAP diluted net income (loss) per share	$(0.01)	$0.00	$(0.06)	$(0.03)
Non-GAAP basic and diluted net income (loss) per share	$0.05	$0.02	$(0.00)	$(0.01)

Weighted average number of shares used in computing GAAP basic net income (loss) per share	84,200,177	83,717,482	84,060,674	83,245,798

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	84,200,177	84,636,726	84,060,674	83,245,798

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	85,970,107	85,270,955	84,060,674	83,245,798